                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. )*

                              MEDIQ Incorporated
         ---------------------------------------------------------------------
                               (Name of Issuer)

                       COMMON STOCK, $1.00 PAR VALUE
                   SERIES A PREFERRED STOCK, $.50 PAR VALUE
         ---------------------------------------------------------------------
                     (Title of Class of Securities)

                          584906 10 1 (Common Stock)
                    584906 20 0 (Series A Preferred Stock)
         ---------------------------------------------------------------------
                                (CUSIP Number)

          MQ ACQUISITION CORPORATION                DECHERT PRICE & RHOADS
          c/o Bruckmann, Rosser,                   4000 Bell Atlantic Tower
             Sherrill & Co., Inc.,                     1717 Arch Street
          126 East 56th Street, 29th Floor           Philadelphia, PA 19103
              New York, NY 10022                 Attention:  William G. Lawlor
           Attention: Bruce C. Bruckmann                 (215) 994-4000
                (212) 521-3700
         ---------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               January 14, 1998
         ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 12 pages

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.      584906 10 1 (Common Stock)                  Page 2 of 12 Pages
               584906 20 0 (Series A Preferred Stock)
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MQ Acquisition Corporation

     I.R.S. ID NO. 52-2075416
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /  /
                                                                (b) /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF       7    SOLE VOTING POWER#
SHARES
BENEFICIALLY         9,466,542 shares of Common Stock (including 4,747,412
OWNED BY             shares of Common Stock receivable upon conversion
EACH                 of 4,747,412 shares of Series A Preferred Stock)
REPORTING
PERSON WITH          4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                8    SHARED VOTING POWER#

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER#

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                ----------------------------------------------------------------
                11   AGGREGATE AMOUNT BENEFICIALLY#
                     OWNED BY EACH REPORTING PERSON

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock

------------------------
(#) The shares of Common Stock and Series A Preferred Stock of Mediq Incorporated (the "Company") are purchasable by MQ Acquisition Corporation ("Acquisition") upon exercise of an option granted to Acquisition pursuant to a Stock Option Agreement dated as of January 14, 1998, and described in Item 3 of this report. In addition, such shares are subject to Stockholder Agreements with certain stockholders of the Company as described in Item 6 of this report.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                     /   /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.3% of Common Stock
     75.7% of Series A Preferred Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 584906 10 1 (Common Stock)                       Page 3 of 12 Pages
          584906 20 0 (Series A Preferred Stock)
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruckmann, Rosser, Sherrill & Co., L.P.

     I.R.S. ID NO. 06-1438488
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /  /
                                                                (b) /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    /  /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF       7    SOLE VOTING POWER#
SHARES
BENEFICIALLY         9,466,542 shares of Common Stock (including 4,747,412
OWNED BY             shares of Common Stock receivable upon conversion
EACH                 of 4,747,412 shares of Series A Preferred Stock)
REPORTING
PERSON WITH          4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                8    SHARED VOTING POWER#

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock

                ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER#

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                ----------------------------------------------------------------
                11   AGGREGATE AMOUNT BENEFICIALLY
                     OWNED BY EACH REPORTING PERSON #

                     9,466,542 shares of Common Stock (including 4,747,412 shares of Common Stock receivable upon conversion of 4,747,412 shares of Series A Preferred Stock)

                     4,747,412 shares of Preferred Stock

------------------------
(#) The shares of Common Stock and Series A Preferred Stock of the Company are purchasable by Acquisition upon exercise of an option granted to Acquisition pursuant to a Stock Option Agreement dated as of January 14, 1998, and described in Item 3 of this report. In addition, such shares are subject to Stockholder Agreements with certain stockholders of the Company as described in Item 6 of this report.


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                     /   /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.3% of Common Stock
     75.7% of Series A Preferred Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $1.00 par value per share (the "Common Stock") and the Series A preferred stock, $.50 par value per share (the "Preferred Stock"; the Common Stock and the Preferred Stock are sometimes referred to herein collectively as the "Company Stock"), of MEDIQ Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One MEDIQ Plaza, Pennsauken, New Jersey 08110.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed jointly pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by MQ Acquisition Corporation, a Delaware corporation ("Acquisition") and Bruckmann, Rosser, Sherrill & Co., L.P., a Delaware limited partnership ("BRS L.P."), (hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

         Acquisition was formed by BRS L.P. to effect the proposed transactions described herein and has not engaged in any activities other than those incident to its formation and such proposed transactions. BRS L.P. is principally engaged in the business of investing in companies. BRS Partners, L.P., a Delaware limited partnership ("BRS Partners") is the sole general partner of BRS L.P. The sole general partner of BRS Partners is BRSE Associates, Inc., a Delaware corporation ("BRSE"). The principal business of BRS Partners is acting as the general partner of BRS L.P. The principal business of BRSE is acting as the general partner of BRS Partners. Bruckmann, Rosser, Sherrill & Co., Inc., a Delaware Corporation ("BRS") is general manager of BRS L.P. BRS is a management company based in New York and focuses on investing the committed capital of BRS L.P. in growth companies. The address of the principal business and executive offices of each of Acquisition, BRS L.P., BRS Partners, BRSE and BRS is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, 29th Floor, New York, New York 10022.

         The name, business address, present principal occupation and citizenship of each of the directors and executive officers of Acquisition, BRSE and BRS is contained on Schedule A attached hereto.

         Bruce C. Bruckmann, Harold O. Rosser, II, Stephen C. Sherrill and Stephen F. Edwards are the only stockholders of BRS and BRSE and, for purposes of Rule 13d-3 under the Exchange Act, may be deemed to share in the beneficial ownership of any Company Stock beneficially owned by the Reporting Persons, BRS, BRSE or BRS Partners, although the foregoing individuals disclaim beneficial ownership of any Company Stock which may be beneficially owned by the Reporting Persons, BRS, BRSE or BRS Partners. See Item 5.

         During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons named in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

                             Page 4 of 12 pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Option Agreement dated January 14, 1998 (the "Option Agreement") by and among Acquisition and certain shareholders of the Company (the "Rotko Entities"), Acquisition has been granted an irrevocable option (the "Option"), provided a "Purchase Event" (as defined in Section 3(c) of the Option Agreement) shall have occurred, to purchase all of the issued and outstanding shares of Common Stock and Preferred Stock of the Company owned, directly or indirectly, or thereafter acquired, directly or indirectly, by the Rotko Entities, at a price per share, payable in cash, equal to $14.50. In the Option Agreement, the Rotko Entities have represented to Acquisition that 4,719,130 shares of Common Stock and 4,747,412 shares of Preferred Stock are currently owned by the Rotko Entities and subject to the Option. Acquisition may exercise the Option in whole or in part; provided that to the extent that Acquisition exercises the Option in part and acquires shares of Company Stock which represent a majority of the total voting power of the Company's capital stock, on a fully-diluted basis, Acquisition has agreed to exercise the Option in respect of 4,719,130 shares of Common Stock and 4,747,412 shares of Preferred Stock.

         The Option was granted as a condition to, and in consideration for, Acquisition entering into the Agreement and Plan of Merger dated January 14, 1998 between Acquisition and the Company (the "Merger Agreement").

         The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $137,264,859. It is anticipated that, should the Option become exercisable and should Acquisition determine to exercise the Option, Acquisition would acquire the funds for purchase by borrowing from external credit sources (which may include Credit Suisse First Boston, NationsBank or Banque Nationale de Paris) and/or by issuing equity securities to BRS L.P. or other investors.

         A copy of the Option Agreement is included as Exhibit 2.2 to this Statement and is incorporated herein by this reference. The foregoing description of the Option Agreement is qualified in its entirety by reference to such exhibit.

ITEM 4.  PURPOSE OF TRANSACTION.

         In connection with the execution of the Option Agreement, Acquisition and the Company entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Acquisition will merge with and into the Company, with the Company as the surviving corporation (the "Merger"). At the effective time of the Merger, pursuant to the Merger Agreement, each share of Common Stock and each share of Preferred Stock of the Company will be converted into the right to receive (i) $13.75 per share in cash, without interest, and (ii) 0.075 shares of Series A 13% Cumulative Compounding Preferred Stock, par value $.01 per share of the surviving corporation, except for shares owned directly or indirectly by Acquisition or the Company and Dissenting Shares (as defined in the Merger Agreement) and except as otherwise set forth in the next paragraph. The shares of Series A 13% Cumulative Compounding Preferred Stock of the

                             Page 5 of 12 pages
surviving corporation to be issued in the Merger will have a liquidation value of $10.00 per share and will have the terms otherwise set forth in Exhibit A to the Merger Agreement which is filed herewith as Exhibit 2.1 and incorporated herein by reference.

         In connection with, and as a condition to entering into, the Merger Agreement, Acquisition required that the Rotko Entities enter into an agreement (the "Rollover Agreement") attached as Exhibit B to the Merger Agreement pursuant to which they will receive, in exchange for 1,000,000 shares of Preferred Stock held by them, a number of shares of the Common Stock of the surviving corporation equal to 10.98% of the total outstanding shares of Common Stock of the surviving corporation and 1,340,200 shares of Series B 13.25% Cumulative Compounding Preferred Stock of the surviving corporation having the terms and conditions set forth on Exhibit I to the Rollover Agreement.

         Consummation of the Merger is subject to certain conditions, including: (i) the receipt of the approval of the Merger Agreement and the Merger by (x) the holders of a majority of the outstanding shares of Preferred Stock voting as a class and (y) the holders of a majority of the total voting power of the Common Stock and the Preferred Stock, voting together as a single class; (ii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the funding of committed financing; (iv) registration of the shares of Series A 13% Cumulative Compounding Preferred Stock of the surviving corporation to be issued in the Merger under the Securities Act of 1933, as amended; (v) performance by the Rotko Entities of their obligations under the Rollover Agreement; (vi) reinvestment by certain members of the Company's management of the after-tax proceeds received by them pursuant to the Merger Agreement in respect of 1,000,000 options to acquire Company Stock held by them; and
(vii) satisfaction of certain other conditions.

         Acquisition has received financing commitments for the Merger from Credit Suisse First Boston, NationsBank and Banque Nationale de Paris, which commitments are subject to customary conditions.

         It is anticipated that members of the Company's senior management, including Thomas E. Carroll, President and Chief Executive Officer of the Company, will remain in place after the Merger and will also retain an equity interest in the surviving corporation. The Merger is intended to be treated as a recapitalization for financial reporting purposes.

         A copy of the Merger Agreement is included as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.

         Concurrently with the execution and delivery of the Merger Agreement, MQ Acquisition also entered into Stockholder Agreements with the Rotko Entities as described more fully in Item 6 below.

         At the effective time of the Merger, (i) the Certificate of Incorporation and Bylaws of Acquisition shall become the Certificate of Incorporation and Bylaws of the Company,

                             Page 6 of 12 pages

(ii) the directors of Acquisition shall become the directors of the Company in each case until their successors are elected or appointed and qualified and (iii) the officers of the Company shall continue as the officers of the Company until their successors are elected or appointed and qualified.

         Other than as described above or in Item 6 or 7 below, none of the Reporting Persons has any plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries,
(iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure,
(vii) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (x) any action similar to those enumerated above, although subject to the provisions of the Merger Agreement they reserve the right to develop such plans.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Assuming for purposes of this Item 5 that a Purchase Event has occurred and Acquisition is entitled to purchase shares of Company Stock pursuant to the Option, Acquisition would currently be entitled to purchase 4,719,130 shares of Common Stock and 4,747,412 shares of Preferred Stock, or approximately 39.3% of the outstanding Common Stock (based upon 19,368,326 shares of Common Stock outstanding as represented by the Company in the Merger Agreement and assuming the conversion into Common Stock of the 4,747,412 shares of Preferred Stock subject to the Option) and approximately 75.7% of the outstanding Preferred Stock (based upon 6,267,498 shares of Preferred Stock outstanding, as represented by the Company in the Merger Agreement). Acquisition would have sole voting power and sole dispositive power with respect to any shares of Common Stock and Preferred Stock acquired pursuant to the Option.

                             Page 7 of 12 pages

         The foregoing description of certain terms of the Option Agreement is qualified in its entirety by reference to the Option Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

         Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, Acquisition may be deemed to beneficially own the Company Stock (i) underlying the Option Agreement as more fully described in Item 3 above or (ii) subject to the Stockholder Agreements as more fully described in Item 6 below. Acquisition has been formed by BRS L.P. and BRS L.P., acting through its sole general partner, BRS Partners, has the power to direct the voting of and disposition of any shares of Company Stock beneficially owned by Acquisition. As a result, BRS Partners may be deemed to beneficially own any Company Stock deemed to be beneficially owned by BRS L.P. or Acquisition. BRS Partners, acting through its sole general partner, BRSE, has the power to direct the voting of and disposition of any shares of Company Stock beneficially owned by BRS L.P. or Acquisition. As a result, BRSE may be deemed to beneficially own any Company Stock deemed to be beneficially owned by BRS Partners, BRS L.P. or Acquisition. In addition, BRS in its capacity as general manager of BRS L.P. may be deemed to beneficially own any Company Stock deemed to be beneficially owned by BRS L.P. or Acquisition. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of the Company Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or for any other purpose.

         Except as disclosed in the Statement, to the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 hereof or on Schedule A hereto beneficially owns any shares of Common Stock or Preferred Stock, nor (except for the issuance of the Option) have any transactions in Common Stock or Preferred Stock of the Company been effected during the past 60 days by any Reporting Person or, to the best knowledge of the Reporting Persons, by any of the persons listed in Item 2 hereof or on Schedule A hereto. In addition, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the Rotko Entities has entered into an agreement (the "Stockholder Agreements") with Acquisition pursuant to which, among other matters, such person has agreed, among other things (i) to vote all of the shares of Common Stock and Preferred Stock beneficially owned by such person or its affiliates or over which such person or any of its affiliates has voting power or control to approve the Merger and the Merger Agreement, (ii) not to vote such shares in favor of any other extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any sale of a material amount of the assets, (iii) not to, and not to permit any company, trust or other entity controlled by such person to, and not to permit any of its affiliates to, contract to sell, sell or otherwise transfer or dispose of any of such shares or any interest therein other than pursuant to the Merger, and (iv) to grant Acquisition an irrevocable proxy to vote such shares in accordance with the terms of the Stockholders Agreement. The Rotko Entities are estimated to have voting power over approximately 75.7% of the outstanding shares of Preferred Stock, based upon 6,267,498 shares of Preferred Stock outstanding as represented by the Company in the Merger Agreement, and 63.6% of the total voting power of the Company's Common Stock and Preferred Stock voting together as a single class, based upon 19,368,326 shares of Common Stock and 6,267,498 shares of Preferred Stock outstanding, as represented by the Company in the Merger Agreement. Copies of the Stockholders Agreements are filed as Exhibits
2.3, 2.4, 2.5 and 2.6 hereto and are incorporated herein by this reference. The foregoing description of the Stockholder Agreements is qualified in its entirety by reference to such exhibits. Acquisition may hereafter enter into similar agreements with other holders of Common Stock or Preferred Stock.

         A copy of the Merger Agreement is filed as Exhibit 2.1 to this Statement and is incorporated herein by this reference. See Item 4.

         A copy of the Stock Option Agreement is filed as Exhibit 2.2 to this Statement and is incorporated herein by this reference. See Items 3 and 5.

                             Page 8 of 12 pages

         Also filed herewith as Exhibits 2.7 and 2.8 are certain agreements of Acquisition and BRS with respect to the capitalization of Acquisition, which exhibits are incorporated herein by reference.

         To the extent such information was available on the date hereof, to the knowledge of each Reporting Person on the date hereof, except as set forth herein or in the Exhibits filed herewith, none of the persons named in
Item 2 or on Schedule A hereto has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person and with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                             Page 9 of 12 pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed as part of this Schedule 13D:

Exhibit 1 Joint Filing Agreement by and among MQ Acquisition Corporation, and Bruckmann, Rosser, Sherrill & Co., L.P.,

Exhibit 2.1 Agreement and Plan Merger, dated January 14, 1998 between MQ Acquisition Corporation and MEDIQ Incorporated, incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission of January 21, 1998.

Exhibit 2.2 Stock Option Agreement dated January 14, 1998 by and among MQ Acquisition Corporation and the stockholders named therein, incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 2.3 Stockholder Agreement dated January 14, 1998 by and between MQ Acquisition Corporation and the stockholder named therein, incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 2.4 Stockholder Agreement dated January 14, 1998 by and between MQ Acquisition Corporation and the stockholder named therein, incorporated by reference to Exhibit 2.4 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 2.5 Stockholder Agreement dated January 14, 1998 by and between MQ Acquisition Corporation and the stockholder named therein, incorporated by reference to Exhibit 2.5 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 2.6 Stockholder Agreement dated January 14, 1998 by and between MQ Acquisition Corporation and the stockholder named therein, incorporated by reference to Exhibit 2.6 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 2.7 Letter Agreement dated January 14, 1998 between Bruckmann, Rosser, Sherrill & Co., Inc. and MEDIQ Incorporated, incorporated by reference to Exhibit 2.7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 2.8 Commitment Letter dated January 14, 1998 between Bruckmann, Rosser, Sherrill LP and MQ Acquisition Corporation, incorporated by reference to Exhibit 2.8 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 1998.

                             Page 10 of 12 pages

                                      SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the Reporting Persons herein.


January 22, 1998                  MQ ACQUISITION CORPORATION



                                  By: /s/ Bruce C. Bruckmann
                                      --------------------------------
                                      Bruce C. Bruckmann
                                      President


                                  BRUCKMANN,ROSSER,SHERRILL & CO., L.P.

                                  By: BRS PARTNERS, L.P., its general partner

                                  By: BRSE Associates, Inc., its general partner

                                  By: /s/ Bruce C. Bruckmann
                                      --------------------------------
                                      Bruce C. Bruckmann
                                      Managing Director

                             Page 11 of 12 pages

                                                                SCHEDULE A

                      EXECUTIVE OFFICERS AND DIRECTORS:

BRUCKMANN, ROSSER, SHERRILL & CO., INC.

Name                          Office
----                          ------
Bruce C. Bruckmann            Executive Vice President
Stephen F. Edwards            Executive Vice President
Harold O. Rosser, II          Executive Vice President
Stephen C. Sherrill           Executive Vice President
Paul D. Kaminski              Chief Financial Officer

Messrs. Bruckmann, Edwards, Rosser and Sherrill are the directors of Bruckmann, Rosser, Sherrill & Co., Inc.


BRSE ASSOCIATES, INC.

Name                          Office
----                          ------
Bruce C. Bruckmann            Managing Director and Executive Vice President,
                              Assistant Secretary and Assistant Treasurer
Stephen F. Edwards            Vice President, Treasurer and Secretary
Harold O. Rosser, II          Managing Director and Executive Vice President,
                              Assistant Secretary and Assistant Treasurer
Stephen C. Sherrill           Managing Director and Executive Vice President,
                              Assistant Secretary and Assistant Treasurer

Messrs. Bruckmann, Edwards, Rosser and Sherrill are the directors of BRSE Associates, Inc.

MQ ACQUISITION CORPORATION

Name                          Office
----                          ------
Bruce C. Bruckmann            President, Secretary, Treasurer and Director
Stephen C. Sherrill           Vice President


Each of the foregoing persons is a citizen of the United States and has his business address at:

                          126 East 56th Street, 29th Floor
                          New York, NY 10022

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